Exhibit 99.2

TORM plc First Quarter Report 2021
“In the first quarter of 2021, TORM achieved an EBITDA of USD 19m, in a market which continues to be impacted by the pandemic. Further I am pleased that we have just purchased three LR2 vessels on top of the eight MR vessels acquired earlier this year” says Executive Director Jacob Meldgaard.
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In the first quarter of 2021, TORM achieved TCE rates of USD/day 13,493 (2020, same period: USD/day 23,642) and an EBITDA of USD 18.9m (2020, same period: USD 101.5m). The loss before tax amounted to USD -21.1m (2020, same period a profit of USD 56.8m), and earnings per share (EPS) was negative by USD -0.29 or DKK -1.8 (2020, same period: USD 0.76 or DKK 5.1). The result includes an unrealized loss from freight derivatives of USD 7m. Cash flow from operating activities was positive at USD 9.8m in the first quarter of 2021 (2020, same period: USD 49.8m), and Return on Invested Capital (RoIC) was -2.7% (2020, same period: 15.4%).

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The weak conditions in the product tanker market continued from the end of 2020 into the start of 2021. Global oil demand recovery was negatively affected by increasing COVID-19 cases in many regions and the OPEC+ quota regime continued to suppress the tanker market, however with product tankers performing stronger than crude tankers. As the quarter progressed, the Texas winter storm and the blocking of the Suez Canal supported the product tanker market, especially the larger vessels, with LR2 spot rate benchmarks reaching levels above USD/day 20,000 by the end of the quarter.

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During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform. As vaccines are rolled out all over the world and the COVID-19 situation improves, operations will further normalize. However, with the recent increase in COVID-19 cases in India, TORM is implementing additional precautionary measures in the region with the aim of safeguarding both the shore-based organization and TORM’s crew to the largest extent. None of these measures will impact TORM’s overall operations.

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During the first quarter of 2021, TORM entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. The vessels were all built at the Croatian shipyard Brodotrogir and have high technical specifications with six of the vessels having specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options. TORM has taken delivery of two vessels so far in the second quarter and the remaining vessels are scheduled to be delivered during the remainder of the second quarter and in the third quarter of 2021. In connection with each delivery, TORM is issuing shares to Team Tankers in tranches based on the individual vessel’s relative value. So far in the second quarter 1.70 million shares have been issued to Team Tankers.

TORM has financed the Team Tanker vessels on attractive terms with maturities in 2026.The 2009-2012 built vessels will be financed by increasing TORM’s existing Syndicated Term Facility with a new Revolving Facility of up to USD 64m provided pro rata by the existing syndicate banks (ABN AMRO, Danske Bank, ING, Nordea, Credit Agricole, Société Générale and Swedbank), and the 2007-2008 built vessels will be financed through a new term facility with Hamburg Commercial Bank amounting up to USD 28m. During the second quarter to date TORM has drawn USD 26.9m on the new facilities.

After the end the quarter, TORM has purchased from Okeanis Eco Tankers Corp. the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia for a total consideration of USD 120.8m. The vessels are expected to be delivered during the remainder of the second quarter and the third quarter of 2021.

TORM has obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m subject to finalization of the documentation. The third vessel is expected to be financed through a sale and leaseback agreement with a Chinese financial institution for proceeds of USD 32.2m. In this connection, TORM expects to enter into two additional sale and leaseback agreements providing USD 24m in net liquidity. TORM has agreed key terms for the three sale and leaseback agreements.

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After the end the quarter, TORM has also sold the MR vessel TORM Carina. Net of debt repayment, the sale will generate USD 6m in liquidity. The vessel is expected to be delivered to the new owner during the second quarter of 2021.

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As of 31 March 2021, TORM’s available liquidity was USD 329.4m consisting of USD 116.5m in cash and cash equivalents, USD 136.9m in undrawn credit facilities and USD 76.0m of sale and leaseback financing related to TORM’s two LR2 newbuildings. Cash and cash equivalents include USD 36.9m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2021, net interest-bearing debt amounted to USD 743.4m, and TORM's net loan-to-value (LTV) ratio was 55%.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,705.1m as of end March 2021. Compared to broker valuations as of 31 December 2020, the market value of the fleet decreased by USD 27.9m when adjusted for acquired and sold vessels. The book value of TORM’s fleet was USD 1,744.0m as of 31 March 2021 excluding outstanding payments on the two LR2 newbuildings and the eight MR vessels acquired from Team Tankers of a total of USD 209.7m. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

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Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 788.2m as of 31 March 2021 corresponding to a NAV/share of USD 10.6 (DKK 67.3). TORM’s book equity amounted to USD 1,003.6m as of 31 March 2021 corresponding to a book equity/share of USD 13.5 (DKK 85.7).

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As of 31 March 2021, TORM had installed 46 scrubbers out of 50 planned and the remaining 4 are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings. With the purchase of the three 2015-built scrubber-fitted LR2 vessels, TORM will have a total of 53 scrubbers installed.

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As of 31 March 2021, 32% of the remaining total earning days in 2021 were covered at an average rate of USD/day 14,982. As of 07 May 2021, the coverage for the second quarter of 2021 was 78% at USD/day 14,821. For the individual segments, the coverage was 112% at USD/day 15,781 for LR2, 87% at USD/day 14,781 for LR1, 72% at USD/day 14,660 for MR and 47% at USD/day 11,624 for Handysize.

CONFERENCE CALL AND WEBCAST
TORM will be hosting a conference call for investors and financial analysts today at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 4286408 as conference ID. The presentation can be downloaded from https://investors.torm.com.There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,”

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“anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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